Exhibit 3.141(a)

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

TAMPA PALMS CLUB, INC.

Pursuant to Section 607.1007 of the Florida Business Corporation Act (the “FBCA”), Tampa Palms Club, Inc. (the “Corporation”), certifies that:

FIRST:  The name of the Corporation is Tampa Palms Club, Inc.  The original Articles of Incorporation were filed with the Secretary of State of the State of Florida on December 4, 1992.

SECOND:  These Amended and Restated Articles of Incorporation contain amendments requiring the approval of the holders of a majority of the issued and outstanding shares of the common stock of the Corporation.  The holder of all of the issued and outstanding shares of the Corporation’s common stock approved such amendments and the Board of Directors of the Corporation duly adopted and affirmatively approved these Amended and Restated Articles of Incorporation by unanimous written consents dated November 9, 2010.  The number of votes cast for the amendments by the holders of common stock of the Corporation pursuant to the foregoing written consent was sufficient for approval. The Amended and Restated Articles of Incorporation shall be effective upon filing with the Department of State of the State of Florida.

THIRD:  The Articles of Incorporation of the Corporation are amended and restated to read in their entirety as follows:

ARTICLE I

The name of the Corporation is Tampa Palms Club, Inc.

ARTICLE II

The principal place of business and mailing address of the Corporation is c/o ClubCorp, Inc., 3030 LBJ Freeway, Suite 600, Dallas, TX 75234-7703, Attention: Director of Finance.

ARTICLE III

The street address of the registered agent of the Corporation is 1201 Hays Street, Tallahassee, Florida 32301 and the name of the registered agent of this Corporation at that address is Corporation Service Company.

ARTICLE IV

The Corporation has been formed for the following purposes:

(a)                                  to own that certain parcel of real property, together with all improvements located thereon, currently known as the Tampa Palms Golf & Country Club, in the City of Tampa, State of Florida (the “Property”) and to operate or cause the Property to be operated;

(b)                                 to engage in any activities necessary to purchase, acquire, own, hold, sell, endorse, transfer, assign, pledge, lease, mortgage and finance the Property including, without limitation, the grant of a security interest in or mortgage on such Property or entering into any guaranties on any loan or other financing transactions as it deems appropriate;

(c)                                  to engage in any activities necessary to hold, receive, exchange, otherwise dispose of and otherwise deal in and exercise all rights, powers, privileges, and all other incidents of ownerships or possession with respect to all of the Corporation’s property;

(d)                                 to engage in any activities necessary to authorize, execute and deliver any agreement, notice or document in connection with the activities described above, including the filing of any notices, applications and other documents necessary or advisable to comply with any applicable laws, statutes, rules and regulations; and

(e)                                  to engage in any lawful activities and to exercise such powers permitted to corporations under the FBCA.

ARTICLE V

The Corporation is authorized to issue 1,000 shares of $1.00 par value common stock, which shall be designated “Common Stock”.

ARTICLE VI

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

(a)                                  The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s Board of Directors.

(b)                                 The number of directors of the Corporation shall be as from time to time fixed by the Corporation’s Board of Directors, or in any other manner provided in the By-Laws of the Corporation.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-Laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any By-Law whether adopted by them or otherwise.

ARTICLE IX

The Corporation shall respect and appropriately document the separate and independent nature of its activities, as compared with those of any other person or entity, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Corporation is an entity with assets and liabilities distinct from those of any other person or entity.

ARTICLE X

Reserved.

ARTICLE XI

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the FBCA as the same exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE XII

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, and other provisions authorized by the laws of the State of Florida at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ARTICLE XIII

Reserved.

ARTICLE XIV

The Corporation shall not, without the unanimous vote of the entire Board of Directors without any vacancies, institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or seek or consent to, reorganization or relief under any applicable federal or state law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of this Corporation or a substantial part of its property; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due; or take any corporate action in furtherance of any such action; or take or consent to any of the foregoing actions with respect to any subsidiary of the Corporation.

IN WITNESS WHEREOF, the undersigned, duly authorized officer of the Corporation, has made and subscribed these Amended and Restated Articles of Incorporation as of the 10th day of November, 2010.

/s/ Ingrid Keiser
Ingrid Keiser, Secretary

Signature Page to the A&R Articles of Incorporation – Tampa Palms Club, Inc.